

February 7, 2012

Via Facsimile
Mr. Steven J. Ford
Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

    RE: Carlisle Companies Incorporated
              Form 10-K for the Year Ended December 31, 2010
              Filed February 16, 2011
              Form 10-Q for the Period Ended September 30, 2011
              Filed October 25, 2011
              Response dated February 3, 2012
              File No. 1-9278

Dear Mr. Ford:

      We have reviewed your response letter dated February 3, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Note 17 - Commitments and Contingencies, page 76

Litigation, page 77

1. We note your response to comment two from our letter dated January 31, 2012. You indicate that the ultimate outcome of the U.S. Immigration and Customs Enforcement Office of Investigations will not be material. Please correspondingly clarify your disclosures to state,

Mr. Steven J. Ford
Carlisle Companies Incorporated
February 7, 2012
Page 2

   if true, that the ultimate outcome of other legal actions will not be material to your results of operations rather than stating that the ultimate outcome may have more than an inconsequential impact on your results of operations. Please show us supplementally what your revised disclosures will look like.

   You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding this comment.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief